Exhibit 99.2
SENESTECH, INC.
2026 INDUCEMENT PLAN

1.PURPOSE OF PLAN
The purpose of this SenesTech, Inc. 2026 Inducement Plan (this “Plan”) of SenesTech, Inc., a Delaware corporation (the “Company”), is to advance the interests of the Company by providing a material inducement for the best available individuals to join the Company and its subsidiaries as employees by affording such individuals an opportunity to acquire a proprietary interest in the Company.

2.ELIGIBILITY
The Plan will be reserved solely for awards to persons whom the Company may issue shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) without stockholder approval pursuant to Rule 5635(c)(4) of the NASDAQ Listing Rules, or any successor rule relating to inducement awards (the “Inducement Rules”).

3.SHARE LIMITS; GRANT OF AWARDS
The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan is 110,000 shares (the “Share Limit”), such limit subject to adjustment as contemplated by Section 9 of the 2018 Plan.

4.EFFECTIVE DATE
This Plan is effective as of [•], 2026, the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Committee with respect thereto, including the authority to amend such awards to the extent permitted by the Inducement Rules) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

5.OTHER TERMS
Except as expressly set forth herein, the terms of the Plan shall be identical to the terms of the 2018 Plan, and such terms are incorporated by reference into this Plan (with such non-substantive changes as are necessary to reflect their usage in this Plan instead of the 2018 Plan); provided, however, that no Incentive Stock Options shall be awarded under this Plan. In the event of any conflict between the provisions in this Plan and those of the 2018 Plan, the provisions of this Plan shall govern.

6.DEFINED TERMS
6.1. “2018 Plan” means the SenesTech, Inc. 2018 Equity Incentive Plan, as may be amended from time to time.

6.2. “Eligible Person” means persons expected to become officers and other employees of the Company and its subsidiaries as the Compensation Committee of the Board in its sole discretion may select from time to time and who is eligible to receive an award under this Plan pursuant to the Inducement Rules.

6.3 Defined terms not defined herein shall have the meaning set forth in the 2018 Plan.